                                                             Exhibit 99
                      INFORMATION STATEMENT

                 Concerning the Distribution of
                       524,624,894 Shares
                               of
                    Lucent Technologies Inc.

                          Common Stock
                   (Par Value $.01 per Share)

                               By
                           AT&T Corp.


  This Information Statement is being furnished by AT&T Corp., a New
York corporation ("AT&T"), in connection with the distribution (the "Distribution") to holders of shares of common stock, $1.00 par value, of AT&T (the "AT&T Common Stock") of approximately .326 of a share of the common stock, $.01 par value (the "Lucent Common Stock"), of Lucent Technologies Inc., a Delaware corporation ("Lucent Technologies"), for each share of AT&T Common Stock owned on September 17, 1996 (the "Record Date"). The Distribution will result in approximately 82.4% of the outstanding shares of Lucent Common Stock being distributed to holders of AT&T Common Stock. The remaining outstanding shares of Lucent Common Stock were sold to the public by Lucent Technologies on April 10, 1996 at a price of $27 per share.

  Certificates for Lucent Common Stock will be mailed on or about September 30, 1996 to holders of record of AT&T Common Stock on the Record Date. No holder of shares of AT&T Common Stock will be required to pay any cash or other consideration for the shares of Lucent Common Stock received in the Distribution or to surrender or exchange shares of AT&T Common Stock in order to receive Lucent Common Stock. As a result of the Distribution, Lucent Technologies will cease to be a subsidiary of AT&T and AT&T will not own any shares of Lucent Common Stock.

  All such shares of Lucent Common Stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. Each share of Lucent Common Stock will initially have one Preferred Share Purchase Right attached thereto. See "Additional
Information."

  Lucent Common Stock is listed on the New York Stock Exchange under the symbol "LU." The Lucent Common Stock received in the Distribution will be freely tradeable by nonaffiliates of Lucent Technologies. See "Market for Lucent Common Stock."

  AT&T has received a ruling from the Internal Revenue Service to the effect that the Distribution is not taxable for federal income tax purposes to AT&T and its shareowners. See "Federal Income Tax
Consequences."

NO VOTE OF AT&T SHAREOWNERS IS REQUIRED IN CONNECTION WITH THE
DISTRIBUTION. THEREFORE, WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  The date of this Information Statement is July 24, 1996.

The Distribution

  The Board of Directors of AT&T has declared a dividend to the holders of AT&T Common Stock of the 524,624,894 shares of the Lucent Common Stock owned by AT&T on the basis of approximately .326 of a share of Lucent Common Stock for each share of AT&T Common Stock outstanding on September 17, 1996, which is the Record Date for the Distribution. The actual fraction of a share of Lucent Common Stock that will be distributed for each share of AT&T Common Stock will equal 524,624,894 (the number of shares of Lucent Common Stock owned by AT&T) divided by the number of shares of AT&T Common Stock outstanding on the Record Date. As of July 19, there were 1,611,390,651 shares of AT&T Common Stock outstanding. No holder of shares of AT&T Common Stock will be required to pay any cash or other consideration for the shares of Lucent Common Stock received in the Distribution or to surrender or exchange shares of AT&T Common Stock in order to receive Lucent Common Stock.

  As required by New York Business Corporation law, AT&T advises that this dividend will be paid entirely from capital surplus.

  Shareowners of AT&T with questions relating to the Distribution should call our toll-free 800 number: 1-800-756-8500, anytime, 24 hours a day, 7 days a week.

Manner of Effecting the Distribution

  AT&T will effect the Distribution on September 30, 1996 (the "Distribution Date") by delivering shares of Lucent Common Stock to The Bank of New York, as the distribution agent (the "Distribution Agent"), for distribution to the AT&T shareowners of record on the Record Date. Certificates for Lucent Common Stock will be mailed to AT&T shareowners on or about September 30, 1996.

  No certificates representing fractional shares of Lucent Common
Stock will be issued as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares, and will sell them on behalf of holders who otherwise would be entitled to receive a fractional share. Such holders will receive a cash payment in the amount of their pro rata share of the total net sale proceeds. See "Federal Income Tax Consequences."

Federal Income Tax Consequences

  General.  The Internal Revenue Service has ruled that, for United
States federal income tax purposes, the Distribution will qualify as tax-free under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly, (i) AT&T shareowners will not recognize gain or loss by reason of the receipt of whole shares of Lucent Common Stock in the Distribution and (ii) AT&T will not recognize gain or loss by reason of the Distribution. A shareholder who receives cash in lieu of a fractional share will recognize gain or loss equal to the difference between the cash received and the amount of tax basis allocable to such fractional share.

  Treatment of Fractional Shares. Cash which an AT&T shareowner receives in lieu of a fractional share of Lucent Common Stock as part of the Distribution will be treated for federal income tax purposes as paid in exchange for such fractional share of stock. Such AT&T shareowner will realize a capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash which such shareholder received for such fractional share and the shareholder's tax basis in that fractional share.

  Allocation of Tax Basis. The aggregate tax basis of shares of AT&T Common Stock and Lucent Common Stock, including fractional shares treated as exchanged for cash, in the hands of AT&T shareowners after the Distribution will be the same as the aggregate tax basis, immediately prior to the Distribution, of the shares of AT&T Common Stock with respect to which the Distribution was made. The aggregate tax basis of the shares of AT&T Common Stock will be allocated in proportion to the fair market value (determined based upon the average high and low prices on the New York Stock Exchange) of shares of AT&T Common Stock and Lucent Common Stock at the time of Distribution. Additional information concerning calculation of the new tax basis of shares of AT&T Common Stock and Lucent Common Stock will be sent to shareholders shortly after the Distribution Date.

  Holding Period. The holding period of shares of Lucent Common Stock received by an AT&T shareowner will include the holding period of the shares of AT&T Common Stock with respect to which the Distribution will be made, provided that such shares of AT&T Common Stock are held as a capital asset on the Distribution Date.

  State, Local and Foreign Tax Consequences. AT&T shareowners should consult their own tax advisors regarding the state, local and foreign tax consequences of the receipt of shares of Lucent Common Stock and any payment for fractional shares.

  Additional Information. Additional information will be sent to shareholders shortly after the Distribution Date concerning (1) the calculation of the new tax basis of their shares of AT&T Common Stock and Lucent Common Stock, and (2) the tax treatment of cash received in lieu of fractional shares.

  Summary Only. The summary of federal income tax consequences set forth above is for general information only and may not be applicable to shareholders who are not citizens or residents of the United States or who are otherwise subject to special treatment under the Code. All shareholders should consult their own tax advisors as to the particular tax consequences of the Distribution to them, including the state, local, and (if applicable) foreign tax consequences.

Market for Lucent Common Stock

  Lucent Common Stock is listed on the New York Stock Exchange under the symbol "LU". Shares of Lucent Common Stock distributed to AT&T shareowners will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Lucent Technologies under the Securities Act of 1933. The following table sets forth for the periods indicated the high and low sale prices of Lucent Common Stock as reported on the New York Stock Exchange Composite Tape. Shareowners are urged to obtain current quotations for the Lucent Common Stock.

                                            High           Low

Second Quarter, 1996                      39 1/4         29 3/4
Third Quarter, 1996 (through July 23)     38 1/4         30 5/8

Information About A&T

  AT&T was incorporated in 1885 under the laws of the State of New
York and has its principal executive offices at 32 Avenue of the Americas, New York, New York 10013-2412. AT&T is among the world's communications leaders, providing voice, data and video telecommunication services to large and small businesses, government entities and consumers, as well as offering a general-purpose credit card and other services.

  Following the Distribution, AT&T will not hold any shares of Lucent Common Stock. AT&T will continue to be a publicly held corporation whose common shares are traded on the New York and other domestic and international exchanges.

Information About Lucent Technologies

  Lucent Technologies is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. Lucent Technologies is a global market leader in the sale of public telecommunications network systems, business communications systems and microelectronic components for communications applications. Further, Lucent Technologies is the largest supplier in the United States of telecommunications products for consumers. In addition, Lucent Technologies supports network operators and businesses with engineering, installation, maintenance and operations support services. Lucent Technologies' research and development activities are conducted through Bell Laboratories.

  It is anticipated that the first annual meeting of shareholders of Lucent Technologies will be held on February 19, 1997 at a location to be announced. Shareholder proposals for inclusion in Lucent Technologies' 1997 Proxy Statement must be received by Lucent Technologies no later than August 30, 1996.

  Lucent Technologies was incorporated on November 29, 1995 under the laws of the State of Delaware and has its principal executive offices at 600 Mountain Avenue, Murray Hill, New Jersey 07974.













































PAGE>

Dividends

  As with any company, the declaration and payment of future dividends are subject to the discretion of the respective Boards of Directors of AT&T and Lucent Technologies and will depend on the results of operations, financial condition, cash requirements and future prospects of the respective companies, general economic and financial market conditions and other factors deemed relevant by each Board of Directors.

  AT&T has announced that it currently intends to continue its $.33 per share quarterly cash dividend rate. Lucent Technologies currently pays cash dividends at the rate of $.075 per quarter.

  Beginning with the fourth quarter dividend, if you own 100 shares of AT&T Common Stock on the Record Date (and continue to hold those shares through the Distribution), immediately after the Distribution you will own both 100 shares of AT&T Common Stock and, assuming a .326 spin-off ratio, 32 shares of Lucent Common Stock. Based on these amounts and the expected dividend rates set forth above, if you continue to hold the shares through the dividend record dates, you would receive an aggregate quarterly dividend on these shares of $33 from AT&T and $2.40 from Lucent Technologies, for a total of $35.40 from the two companies. This compares to the AT&T quarterly dividend rate prior to the Distribution of $.33 per share (or $33 on 100 shares of AT&T Common Stock)--an increase of approximately 7.3%.

  AT&T shareowners will not receive the quarterly cash dividend on shares of Lucent Technologies received in the spin-off until the fourth quarter 1996 dividend which is expected to be payable in the first quarter of 1997.

Conditions

  Although AT&T has declared the Lucent dividend distribution, such dividend remains subject to the conditions set forth in the Separation and Distribution Agreement, dated as of February 1, 1996, as amended and restated as of March 29, 1996, by and among AT&T, Lucent Technologies and NCR Corporation. A copy of such agreement has been filed as an exhibit to the Registration Statement on Form S-1 relating to the Lucent Common Stock. See "Additional Information." Such conditions are for the sole benefit of AT&T and will not give rise to or create any duty on the part of AT&T or the AT&T Board of Directors to waive or not waive any such condition.

Additional Information

  The Lucent Common Stock is registered under the Securities Exchange
Act of 1934 (the "Exchange Act"). Lucent Technologies and AT&T are each subject to the reporting requirements of the Exchange Act, and in accordance therewith have filed registration statements, reports and other information (collectively, the "SEC Reports") with the Securities and Exchange Commission (the "SEC"). For further information pertaining to Lucent Technologies (including financial statements and other financial information), the Lucent Common Stock, the Lucent Preferred Share Purchase Rights and related matters, AT&T shareowners are urged to read Lucent Technologies' SEC Reports.

  The SEC Reports can be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C.; 7 World Trade Center, Suite 1300, New York, New York; and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC Reports can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York; and, in the case of the AT&T SEC Reports, at the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois and, the Pacific Stock Exchange, 301 Pine Street, San Francisco, California.